

January 6, 2012

Via Facsimile
Eric Montandon
Chief Executive Officer and Director
WWA Group, Inc.
404 W. Powell Lane
Suite 303-304
Austin, Texas 78753

> **Re:** **WWA Group, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed November 14, 2011**
> **Form 8-K Filed December 28, 2011**
> **Response dated December 23, 2011**
> **File No. 0-26927**

Dear Mr. Montandon:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 22

Consolidated Statements of Cash Flows, page F-6

1. We note that net income (loss) represents the loss from continuing operations. Please note that enterprises that choose not to provide information about major classes of operating cash receipts and payments by the direct method should determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income to reconcile to net cash provided by operating activities. Refer to ASC 230-10-

45-28. Please tell us your basis for reconciling the loss from continuing operations to net cash provided by (used in) operating activities.

2.   We reviewed your response to comment two in our letter dated December 7, 2011. It appears that you combined the effects of changes in assets and liabilities of discontinued operations with the effects of changes in assets and liabilities of continuing operations for the year ended December 31, 2010 and that the statement is not comparable to the statement presented for the year ended December 31, 2009. Please note that if you choose to report separately cash flows of discontinued operations you should do so consistently for all periods affected. Refer to ASC 230-10-45-24. Please advise or revise.

Note M – Segment Information, page F-20

3.   You state in your response to comment three in our letter dated December 7, 2011 that segment information ties to the amounts reported in the financial statements. Yet, we note that total revenues, operating expenses, operating income (loss), interest expense, other income (expense), depreciation and amortization and property and equipment acquisitions do not agree to the amounts presented in your financial statements. Please reconcile segment information to the amounts reported in your financial statements.

4.   We understand that the equipment auction reportable segment includes the World Wide component, the Asset Forum component and your equity investment in Infrastructure. Please confirm our understanding or tell us the components or operating segments included in the equipment auction reportable segment. In addition, please tell us your consideration of restating segment information given the guidance in ASC 280-10-50-34 through 36, ASC 280-10-55-7 and ASC 280-10-55-17 through 19.

Form 8-K Filed December 28, 2011

Exhibit 99.3
Unaudited Pro Forma Combined Information

5.   We note that your consolidated balance sheet as of September 30, 2011 on page F-3 and consolidated statement of income on page F-4 differs from the balance sheet and statement of income in Form 10-Q filed November 18, 2011. We also note that your consolidated statement of income for the year ended December 31, 2010 on page F-5 differs from the consolidated statement of income in Form 10-K/A filed November 14, 2011. Please advise or revise.

Notes to Proforma combined Balance Sheets and Statements of Operations, page F-6

6.   Please include schedules that reconcile the consolidated statements of income of Infrastructure for year ended June 30, 2011 to the amounts reported in the historical

financial statements of Infrastructure incorporated by reference. The schedules should reflect columns that set forth the consolidated statement of income for the year ended June 30, 2011 plus the consolidated statement of income for the quarter ended September 30, 2011 minus the consolidated statement of income for the quarter ended December 31, 2010 with respect to the nine months ended September 30, 2011 and the consolidated statement of income for the year ended June 30, 2011 minus the consolidated statement of income for the six months ended June 30, 2011 plus the consolidated statement of income for the six months ended June 30, 2010 with respect to the year ended December 31, 2010. The schedules should reflect financial information reported in Infrastructures periodic filings for each period.

7.   Please show us how to reconcile the adjusting entries on pages F-7 and F-8 to the adjustments presented in the pro forma consolidated balance sheets as of September 30, 2011 on page F-3 and pro forma consolidated statements of income on page F-4. Please also provide us narrative descriptions of each adjustment reflected on pages F-7 and F-8 and the basis for each adjustment.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief